Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco-Falconbridge Synergies June 12, 2006

Forward-looking Statements CAUTION REGARDING FORWARD-LOOKING INFORMATION This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases such as "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco's take-over bid circular dated October 24, 2005 and Notice of Variation dated May 29, 2006, the Falconbridge Directors' Circular dated October 24, 2005 and the Notice of Change dated May 26, 2006 filed with the Canadian and U.S. regulators (the "Offer Documents"), as well as: the relationship between expected revenue levels, costs structures and the anticipated synergies to be realized in respect of a combination of Inco and Falconbridge; the accuracy of the level of projected run-rate synergies, as well as the net present value on an after-tax basis of those synergies; in respect of projected growth prospects, reserve and resource levels, mine life and project start-up projections, and statements regarding plans, objectives and expectations with respect to existing and future operations; mine productivity results for the balance of 2006 that are consistent with results achieved to date in 2006; no significant unforeseen interruptions of mine or refinery operations due to labour disputes or other supply interruptions; that optimized and increased mining capability, improved process performance and product recovery, reduced operating costs, reduced capital expenditures, reduced administrative and infrastructure support costs at the Ontario and Manitoba operations of both Inco and Falconbridge will be achievable in the manner and in the timeframes contemplated following a successful combination of the two companies; that reconfiguring the Clarabelle and Strathcona mill processing circuits to optimize the Sudbury feed flow is achievable in a timely and cost-effective manner; factors underlying throughput levels at Ontario processing operations; and the accuracy of mine planning and other assessments related to the determination of the value of the synergies of the proposed combination between Inco and Falconbridge, based solely on preliminary evaluations only, and not feasibility studies which remain to be undertaken to confirm the mine plans and evaluations upon completion of the proposed combination between Inco and Falconbridge.

Forward-looking Statements In respect of the forward-looking statements made herein, factors which could cause actual results to differ materially from current expectations include, but are not limited to the various risks identified directly in the presentation materials that follow, as well as in each of the Offer Documents, in Inco's Form 10-K for the year ended December 31, 2005, and in Falconbridge's Annual Information Form for the year ended December 31, 2005, as well changes to the anticipated synergies between the proposed combination between Inco and Falconbridge; changes to the expected timetable of the operational changes to the Inco and Falconbridge operations, including the reconfiguration of the Clarabelle and Strathcona mill processing circuits, necessary to achieve the projected annual run-rate synergies; changes to reserve and resource levels, mine life and projection projections, mine productivity and production levels; labour conditions; and the timing and execution of planned project developments and expenditures. While Inco and Falconbridge anticipate that subsequent events and developments may cause their views to change, each of them specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing either Inco's or Falconbridge's views as of any date subsequent to the date of this presentation. IMPORTANT LEGAL INFORMATION This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. This presentation contains technical information regarding ore reserves, mineral resources, operations and mining projects of each of Inco and Falconbridge. This information has been provided by each company separately with respect to its own ore reserves, mineral resources, operations and mining projects, and each of Inco and Falconbridge disclaims responsibility for information relating solely to the other.

Forward-looking Statements In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. The mineral reserves and mineral resources as of December 31, 2005 have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM council on November 23, 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation. The mineral reserves and resources were compiled, indirectly supervised and verified by Chester Moore who is Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

ALL AMOUNTS ARE IN U.S. DOLLARS, UNLESS OTHERWISE NOTED Note that Inco Limited reports "ore reserves" in accordance with SEC requirements and "mineral resources" in accordance with NI- 43101 and that Falconbridge Limited reports both "mineral reserves" and "mineral resources" in accordance with NI- 43101

VALUE PROPOSITION Real potential to increase ore reserves and mineral resources Optimized and increased mining capability Improved process performance and product recovery Reduced operating costs Reduced capital expenditures and in-process inventories Reduced administration and infrastructure support costs The "value proposition" that supports the integration of the "New Inco" Canadian nickel operations... ....derives from the benefits from a fully integrated mining and process flowsheet.

KEY SYNERGIES Feed Flow Optimization $ 205 M Maximizing Throughput $ 135 M Cost & Other Improvements $ 100 M SG & A $ 110 M $ 550 M The benefits of full integration drive substantial value creation... ....that continue to emerge as we work through possibilities and identify new opportunities.

PURPOSE Canadian ore reserves and mineral resources Maximizing production capability Mining operations Processing operations Infrastructure and support Reducing operating costs Operating efficiencies Administration and support Our purpose today is to provide both the logic and the detail behind the key value drivers... ....and to demonstrate the unique value created through the operation of a fully-integrated business.

CANADIAN NICKEL ASSETS Falconbridge operation Inco operation Inco development property ? Manitoba INO - Montcalm INO - Raglan INO - Sudbury Sudbury ? Voisey's Bay Canadian nickel assets provide the platform for superior value generation... Port Colborne

NICKEL RESERVE* PROFILE The New Inco will have the largest reserve base in the world...Canadian reserves alone rank on a world scale. Norilsk2 Inco1 BHP3 SLN5 Falco4 Contained Nickel Reserves* (millions of tonnes) 1 Source: Inco 2005 Annual Report, 7.8 million tonnes based on 100% of the contained nickel in ore reserves at each Inco operation or development project. Inco's share (determined by equity interest) is 6.3 million tonnes 2 Source: Norilsk 2004 Annual Report 3 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 4 Source: Falconbridge 2005 Annual Report, 2.7 million tonnes based on 100% of the contained nickel in ore reserves at each operation or development project in which Falconbridge has a significant interest. Falconbridge's share (determined by equity interest) is 1.9 million tonnes. 5 Source: Brook Hunt 2004 (estimate) PF New Inco1,4 PF New Inco Canada only1,4 Inco Norilsk BHP Falco SLN PF New Inco PF New Inco Canada Only East 7.766 6.019 4.378 2.723 1.62 7.766 3.344 2.723 0.58 * Inco reports "Ore Reserves" and "Mineral Resources". Falconbridge reports "mineral reserves and resources".

CANADIAN RESERVES & RESOURCES



Contained nickel in ore reserves and mineral resources (a)
Proven & Probable Ore Reserves
Measured & Indicated Mineral Resources
Inferred Mineral Resources
Manitoba (100%)(a)(b)(c)(d)
Thompson
~15 years mine life (reserves only)
0.5
0.3
0.1
Montcalm (100%)
Timmins
~5 years mine life (reserves only)
0.07
Raglan (100%)
Nunavik Territory, Quebec
~15+ years mine life (reserves only)
0.4
0.1
0.1
Voisey's Bay (100%) (a)
Newfoundland and Labrador
~14 years mine life (reserves only)
0.9
0.1
0.8
Ontario (100%)(a)(c)(d)
Sudbury
~29 years mine life (reserves only)
2.0
0.9
0.6
Sudbury Mines (100%)
Sudbury
~4 years mine life (reserves only)
0.1
0.5
0.5
Inco Operation
Falconbridge Operation

Note: Figures in millions of metric tonnes

a) Please refer to Schedule B of the Directors' Circular — Important Information Regarding Inco's Ore Reserves and Mineral Resources, including the cautionary note to U.S. and other investors regarding the references to "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", which terms are not recognized by the SEC. U.S. and other investors are cautioned not to assume that part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. U.S. and other investors are cautioned that inferred mineral resources have a great deal of uncertainty as to their existence and their economic and legal feasibility. U.S. and other investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

b) At Inco's Manitoba operations, mine life assumes operations of the mine and mill only for the period from 2016 to 2022.

c) The ore reserves and mineral resources reflected in the charts for PT Inco and Goro are the total ore reserves and total mineral resources at these projects of which Inco owns 61% and 72%, respectively, as at March 31, 2006.

d) Production at the Ontario and Manitoba operations decreases over the mine life based on ore reserves only; however, Inco expects to continue to convert mineral resources in its inventory into ore reserves and add additional mineral resources through its ongoing exploration programmes to maintain current production levels.

SUDBURY BASIN DEPOSITS One of the most prolific mining areas in the world... ....having produced over 21 B pounds of nickel and 21 B pounds of copper to the end of 2002 Lockerby Lockerby Bowell

*Inco: Ore reserves and mineral resources; Falconbridge: mineral reserves and mineral resources SUDBURY RESERVES/RESOURCES* Falconbridge Inco (as of Dec. 31,2005)

RAGLAN QUEBEC OPERATIONS Ultramafic Rocks Raglan Formation Ultramafic 0 10 Km. Reserves and Resources Resources Cross Lake Mine 2 Mine 3 East Lake Katinniq Zone 5-8 West Boundary Donaldson Zone 13-14 Boundary Expanded Mineral Resources to Facilitate Expansion Scenarios Determined Options For Mining Operation After Mine 3 Choices: Donaldson, East Sill, Zone 5-8, West Boundary Extended Mine Life of Existing Operations Proven + Probable Reserves: 14.85M tonnes @ 2.80% Ni + 0.80% Cu + 0.05% Co Measured + Indicated Resources: 3.39M tonnes @ 2.42% Ni + 0.80% Cu Inferred Resources: 7.7M tonnes @ 3.00% Ni + 0.80% Cu Total Production: 6.89M tonnes @ 3.12% Ni + 0.90% Cu (Since 1998) (Dec. 2005) 32.83M tonnes & growing

MANITOBA DEPOSITS Manitoba Operations have the potential to extend the life of the Thompson Mine through further exploration and development of the 1D lower mineral deposit. 0 500 m Looking West 3600 ft Level Drift 1D Upper 1D Estimated Proven & Probable Mineral Reserves, Measured & Indicated Mineral Resources and Inferred Mineral Resources 1D Potential to Expand 1D Lower Thompson Mine, Longitudinal Section

MANITOBA DEPOSITS Ultramafic mineral deposits in the Thompson Nickel Belt provide great additional potential Studies are underway to develop a long-term strategy and to extract full value from possible mineral deposits of 100 to 200 million tonnes @ 0.7 to 1.0% Ni Ospwagan Kipper Setting Bay North Manasan South Mystery Burntwood River South Manasan Thompson Moak Pipe UltraMafic Potential Deposits The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource The estimated quantity and grade for these possible mineral deposits is based on historical polygonal estimates and assume that these near-surface deposits are amenable to open-pit or low-cost underground mining

VOISEY'S BAY- BEYOND THE OVOID

Exploration drilling at Reid Brook continues to extend structure hosting the high-grade mineralization to the west and has also identified a parallel feature.


Surface
Sections
C
B
2.23, 0.73, 0.17
7.7m
- 800m Level
Current Mineral Resource
Potential to add mineral resource
0 200
m
DEEP REID BROOK
Surface
Overburden
2.91%Ni, 1.2%Cu, 0.21%Co
36.0m
2.94%Ni, 1.15%Cu, 0.21%Co
23.5m
2.29%Ni, 0.79%Cu, 0.16%Co
19.9m
Troctolite
Sulphide
Drill Hole Trace
Intersection
Section C
0 100
m

SYNERGIES DRIVEN BY GROWTH Exploration potential Resource/reserve positions Adjacent mining operations and infrastructure Complementary process facilities Experienced and skilled workforce Strong community support The mineral wealth and potential of the Canadian mining assets provide the platform for growth... ....with processing and support infrastructure creating the means to extract maximum value.

SIZE OF THE PRIZE Annual synergies: $550 million (est.) NPV of synergies: $3,500 million (after tax) Value per share: Cdn$9.20 per New Inco share Variance of $200 million from October estimate of $350 million due to: Price of commodities ($80 million) October consensus prices considerably lower Additional opportunity areas identified by expanded joint team efforts in multiple locations ($120 million) The value of the synergies reinforces the power and potential of the marriage of Inco/Falconbridge... ....and we are still identifying possibilities.

TARGETING VALUE THE AGENDA Feed Flow Optimization $ 205 M Maximizing Throughput $ 135 M Cost & Other Improvements $ 100 M SG & A $ 110 M $ 550 M

FEED FLOW OPTIMIZATION

FEED FLOW OPTIMIZATION


SUDBURY BASIN
N
W
E
S
Fraser Morgan
(in development)
Fraser Mine
Strathcona Mill
20 miles
Hwy 69 N
45 miles
Victor
(undeveloped)
Nickel Rim
(in development)
Coleman /
McCreedy East Mine
Hwy 144
Garson Mine
Falconbridge Smelter
Blezard
(undeveloped)
Thayer-Lindsley Mine
Frood-Stobie Mine
Copper Cliff North Mine
Clarabelle Mill
Hwy 17 E
Copper Cliff Smelter
Creighton Mine
Copper Cliff South Mine
Nickel Refinery
Kelly Lake Mine
(feasibility stage)
Hwy 69 S
Totten Mine
(feasibility stage)
Inco Mines
Inco Processing Plants
Falconbridge Mines
Falconbridge Processing Plants

Goal: Working assets to full potential

FEED FLOW OPTIMIZATION Current status as two separate companies: Inco constrained by high-copper ore and limited smelting capacity Falconbridge has excess capacity at mill and smelter Inco mill and Falconbridge smelter can increase capacity Falconbridge imports copper concentrate from South America for processing at the Kidd (Ontario) and Horne (Quebec) copper smelters Will match mine ore, concentrate and smelter feeds to the optimum plant: Optimizing ore feeds drives recovery improvements Blending arsenic/lead and other impurities Copper-nickel separation improves revenue intensities Copper concentrate processing improves cost performance Reconfiguration of mills enables process matching and optimization Smelter feed matching improves capability and recoveries We will operate as a fully integrated flowsheet... ....utilizing a dynamic model that maximizes value.

ORE FEED STRATEGY Copper units consuming capacity is the key Inco bottleneck preventing additional ore development Milling and smelting capacity exists in current process Kidd Creek and Horne copper smelters import copper concentrate from South America All Inco Mines Clarabelle Mill Inco Nickel Smelter Bulk Nickel / Copper Concentrate All FAL Mines Strathcona Mill FAL Nickel Smelter Nickel Concentrate FAL Kidd Creek Smelter Copper Concentrate Falconbridge - Current Feed Flow Inco - Current Feed Flow

ORE FEED STRATEGY Blend feeds to maximize economic ore extraction and product recoveries Implement Cu:Ni Separation in Clarabelle Mill Re-configure Strathcona Mill to receive high copper ores from both companies Direct low copper ore to Clarabelle Mill Increase copper concentrate production for the Canadian copper smelters Increase nickel in concentrate values to Copper Cliff to drive revenue intensity Inco-Falconbridge Feed Flow Potential Falconbridge High-Cu Ore Strathcona Mill Copper Concentrate Inco High-Cu Ore Falconbridge Low-Cu Ore Inco Low-Cu Ore Clarabelle Mill Nickel Concentrate Copper Concentrate Nickel Concentrate

The Strategy Reconfigure Clarabelle Mill processing circuit to produce copper concentrate to feed Falconbridge's Kidd Creek and Horne smelters. The Value Drivers Increases nickel smelting capacity and while improving revenue intensity of process Increases capital avoidance Reduces working capital Reduces freight charges Horne Collahuasi Lomas Bayas Antamina CCR Kidd Creek Inco Sudbury BEFORE AFTER COPPER: NICKEL SEPARATION

ORE FLOW OPTIMIZATION Separate Sudbury ores into nickel and copper concentrates allowing improved recoveries Reduce variability of feed grade by processing like ores together Opportunity to customize circuits to achieve maximum economic benefits Nickel ores Nickel and cobalt recovery increase of 1.5% Copper ores Recovery increases of 1% for nickel, copper and cobalt and 2% for precious metals Freight savings from keeping the high copper North Range material in the Strathcona mill The benefits of feed matching, blending and circuit reconfiguration have been quantified... ....with associated reductions in physical costs.

ORE FLOW OPTIMIZATION Inco's Coleman/ McCreedy East Mine - higher copper and PGM content feeder causes variability in Inco's mill Falconbridge's Mill Inco's mill Falconbridge's Thayer-Lindsley Mine nickel content consistent with other mines in area 400 k tonnes/year ore 1,800 k tonnes/year ore Results Save on freight cost Reduce feed variability Improve mill recoveries Sudbury Basin Before After After SUDBURY BASIN 20 miles 45 miles

ORE FLOW OPTIMIZATION Ore characterization and feed forward control Effective project scoping and execution of key mining and milling projects Logistics management of ore and other material flows Managing copper concentrate production increase From current 85,000 tpy to approx. 550,000 tpy Managing to facility capability through an integrated ore flow model Managing industrial relations requirements and key jurisdictional interfaces We understand our challenges and execution risks... ....and we are already considering how we address these challenges in our execution plan.

SMELTER FEED OPTIMIZATION The Process Sudbury source concentrates, slag recycles and revert streams will be directed to match the respective smelter input and process balances to improve capability and product recoveries Voisey's Bay high grade nickel concentrate will be redirected to the Falconbridge Sudbury smelter to achieve high Cobalt recovery External feed materials redirected between Inco and Falconbridge smelters as feed "trim and stability" controls Benefits Increased capability and recoveries of all metals, particularly cobalt Risks & Challenges Materials handling and blending in the respective smelters Potential impact of impurities on the flow sheet Logistics management Directing the right feeds to the right smelter... ....will drive both production capability and product recoveries.

TOTAL FEED FLOW OPTIMIZATION (Pretax US$ M) NPV 2007 2008 2009 2010 2011 Feed Flow Optimization $ 1,300 $ 270 $ 170 $ 260 $ 180 $ 145 Synergies are net savings and include capital requirement differences and operating cost changes. The above figures are estimates only and incorporate a number of assumptions. 2007 - 2011 Average - US$ 205 m/year

MAXIMIZING THROUGHPUT

MAXIMIZING THROUGHPUT Access ore in boundary positions Mine across boundaries from best positioned infrastructure Utilize infrastructure to increase mining capability Leverage capacities within both mining and processing operations through improved logistics: Integration of the Inco's Coleman/McCreedy complex with Falconbridge's Fraser Strathcona complex Integration of Falconbridge's Thayer Lindsley mine with Inco's Blezard orebody Mining acceleration in the Manitoba operations and the Sudbury Basin Processing of intermediates to reduce high cost recycles Combining mining operations opens up the potential to increase mining intensities from shared orebodies... ....while reducing operating and capital costs.

INTEGRATING NORTH RANGE


SUDBURY BASIN
Fraser Morgan
(in development)
Fraser Mine
Strathcona Mill
Coleman /
McCreedy East Mine
20 miles
Hwy 69 N
45 miles
Victor
(undeveloped)
Nickel Rim
(in development)
Hwy 144
Garson Mine
Falconbridge Smelter
Blezard
(undeveloped)
Thayer-Lindsley Mine
Frood-Stobie Mine
Copper Cliff North Mine
Clarabelle Mill
Hwy 17 E
Copper Cliff Smelter
Creighton Mine
Copper Cliff South Mine
Nickel Refinery
Kelly Lake Mine
(feasibility stage)
Hwy 69 S
Totten Mine
(feasibility stage)
Inco Mines
Inco Processing Plants
Falconbridge Mines
Falconbridge Processing Plants
N
W
E
S

Goal: Integrate Inco's Coleman/McCreedy complex with Falconbridge's Fraser mine

INTEGRATING NORTH RANGE Individual mines have their own shafts, their own headframes and their own operating infrastructure Integration of four mines to operate as a single, higher production and lower cost complex Inco Upper Coleman Falco Longvack Falco Strathcona Falco Fraser- Morgan McCreedy West Inco McCreedy East Main McCreedy - Strathcona Camp 170 153 Levack Inco Lower Coleman Falco Fraser East Falco 6 Zone Integrating the North Range Operations creates a high value, high production intensity operation... ....to further leverage new resource development.

INTEGRATING NORTH RANGE Production from five orebodies accelerated utilizing the combined infrastructure at our Coleman/McCreedy and Fraser/Strathcona mines CROSS-SECTION Inco Falconbridge FNX

BLEZARD/THAYER LINDSLEY



SUDBURY BASIN
N
W
E
S
Fraser Morgan
(in development)
Fraser Mine
Strathcona Mill
Coleman /
McCreedy East Mine
20 miles
Hwy 69 N
45 miles
Victor
(undeveloped)
Nickel Rim
(in development)
Hwy 144
Garson Mine
Falconbridge Smelter
Blezard
(undeveloped)
Thayer-Lindsley Mine
Frood-Stobie Mine
Copper Cliff North Mine
Clarabelle Mill
Hwy 17 E
Copper Cliff Smelter
Creighton Mine
Copper Cliff South Mine
Nickel Refinery
Kelly Lake Mine
(feasibility stage)
Hwy 69 S
Totten Mine
(feasibility stage)
Inco Mines
Inco Processing Plants
Falconbridge Mines
Falconbridge Processing Plants

Goal: Integrate Inco's Blezard deposit with Falconbridge's Thayer Lindsley mine

Falconbridge Inco Blezard Block Model Thayer Lindsley Zone 1 Block Model BLEZARD & THAYER LINDSLEY Add Blezard deposit to Thayer Lindsley mine production plan to extend mine life and use existing infrastructure from Thayer Lindsley mine Ore reserve 3.3 Mt 1.41% Ni, 0.97% Cu Develop Blezard deposit from Thayer Lindsay.

BLEZARD & THAYER LINDSLEY Benefits Acceleration of production from Blezard by ~ five years Reduction in capital cost from elimination of the Inco ramp access by using the Thayer Lindsley shaft Utilization of infrastructure and operating experience from Thayer Lindsey Risks Project execution on target timelines Skills availability and workforce planning Industrial relations interfaces The integration of Blezard/Thayer Lindsey drives value across mining boundaries...

INTEGRATION VICTOR/NICKEL RIM

Two proud histories. INCO One great future.



SUDBURY BASIN
N
W
E
S
Victor
(undeveloped)
NickelRim
(in development)
45 miles
20 miles
Hwy 69 N
Fraser Morgan
(in development)
Fraser Mine
Strathcona Mill
Coleman /
McCreedy East Mine
Hwy 144
Garson Mine
FalconbridgeSmelter
Blezard
(undeveloped)
Thayer-Lindsley Mine
Frood-Stobie Mine
Copper Cliff North Mine
Clarabelle Mill
Hwy 17 E
Copper Cliff Smelter
Creighton Mine
Copper Cliff South Mine
Nickel Refinery
Kelly Lake Mine
(feasibility stage)
Hwy 69 S
Totten Mine
(feasibility stage)
Inco Mines
Inco Processing Plants
Falconbridge Mines
Falconbridge Processing Plants

Goal: Integrate Inco's Victor mine with Falconbridge's Nickel Rim

NICKEL RIM SOUTH & VICTOR The development of Nickel Rim linking up with Victor opens up exploration strike potential... ....while accelerating mine development by 5 years...at lower capital cost. Falconbridge Resource Inco Resource Property Boundary Exploration Potential

MINE ACCELERATION Opportunity: Increase mine production in Manitoba through: Increasing Sudbury processing capability Targeting Voisey's feed through Falconbridge smelter Benefits: Accelerate mine production from existing areas of Thompson and Birchtree mines that had been deferred to 2013 Risks: Resources to maintain current production levels from deeper sulphide deposits By redirecting Voisey's concentrate to the Sudbury operations we now open up other opportunities... ....as we start to realize opportunities across the Canadian flowsheet.

MINE ACCELERATION Sudbury Basin Mine Acceleration Advance Sudbury open pits and ramp access areas to provide additional production in the near term, Benefits: Mine production that would have been deferred or never mined due to sequence is now brought into production Risks: Environmental permitting with open pits Resources to execute Previous quality and sequencing constraints will help develop incremental open pit resources... ....as "flywheel" contributions to our "core mix". The stated represents a proximate statement that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource on the property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property. (NI 43-101 section 2) The estimation methods consists of polygonal and block models of known drill intersections and plans are developed to further delineate these deposits. Range of material included : 2.2-4.2 m tonnes, copper 0.3%-0.5%, nickel 0.7%-1.3%, TPM 0.1- 0.2 g/t

INTERMEDIATE PROCESSING Early opportunities to process intermediate materials in appropriate facility to enter market sooner Recycle copper materials from Thompson into Falconbridge system Recycle inventories processed in Inco or Falconbridge smelter Ability to drawdown working capital based on a broader processing network Benefits Accelerate delivery to market Risks Impurities in the feed sources need to be managed Material handling issues with certain items Managing the integrated flowsheet increases options and opportunities to optimize... ....through the early release of intermediates to optimum process destinations.

MAXIMIZING THROUGHPUT (Pretax US$ M) NPV 2007 2008 2009 2010 2011 Maximizing Throughput $ 1,000 $ 50 $ 75 $ 160 $ 220 $ 170 Synergies are net savings and include capital requirement differences and operating cost changes. The above figures are estimates only and incorporate a number of assumptions. 2007 - 2011 Average - US$ 135 m/year

COSTS AND OTHER IMPROVEMENTS

COSTS & OTHER IMPROVEMENTS Managing key support functions will drive change: Managing our people and driving productivities and reduced duplication of effort will reduce costs Leveraging local and bulk purchasing power will continue to drive costs and open new opportunities for efficiencies and cost reductions Coordinating operating activities, including scheduling of maintenance shutdowns assists "load leveling" of resources and associated peak demand cost increases Balancing sustaining capital requirements Sharing of best practices By managing the Canadian operations as an integrated flowsheet and management structure... ....a broad range of other opportunities emerge.

HUMAN RESOURCE INTEGRATION Integration of hiring and recruitment: Inco has 1,100 employees eligible for retirement and Falconbridge will have over 600 people in excess of requirements over next five years: Short-term job reduction of approx. 150 through attrition Transfer of employees to more effective work areas to drive productivities Workforce planning to progressively transfer employees from Falconbridge to new Inco developments Reduce severance and hiring costs and maintain employment stability in community Managing the availability and movement of our most experienced and effective operators... ....will provide us with flexibility and experience to deliver on our development and business improvement commitments.

SUPPLIES AND SERVICES Reduction of combined supplies Consolidate purchases for items such as ground support, explosives and mobile equipment beyond current cooperative efforts Reduction of services Coordinate sourcing of services such as refractory supply and install, engineering, trucking and transportation contracts (unit rates) Reduction of capital services Coordinate maintenance shutdown activity to avoid over taxing local resources, supplies and services Scheduling of maintenance and operational shutdowns Increased utilization of operations and increased production With combined spending in the Canadian operations in excess of $3 B annually... ....the benefits of efficiencies delivered are leveraged across a substantial operating base.

GORO & KONIAMBO Capital effectiveness due to better planning and execution coordination and sharing of management experience and expertise Savings to result from sharing and coordination of: Supplies Services Technology Administration Knowledge of regulatory requirements and approval process Training Facilities, trainers and programs Greater pool of trained supervisors and tradesmen The application of the "one mine" concept will be applied across all possible jurisdictions... ....and the associated benefits are also leveraged off a substantial critical mass.

SHARING OF BEST PRACTICES Operating practices Maintenance and preventative maintenance Capacity utilization Impurities management Six Sigma Front Line Planning and Scheduling Technical resources & knowledge MgO processing, furnace and converter operation, impurities management, mill recovery, mining methods and equipment The bringing together of the world's most experienced management teams in the world of nickel... ....will provide the basis for establishing new benchmarks in performance across all disciplines.

COSTS & OTHER IMPROVEMENTS (Pretax US$ M) NPV 2007 2008 2009 2010 2011 Costs & Other $ 1,100 $ 105 $ 95 $ 100 $ 100 $ 100 Synergies are net savings and include capital requirement differences and operating cost changes. The above figures are estimates only and incorporate a number of assumptions. 2007 - 2011 Average - US$ 100 m/year

UNVALUED OPPORTUNITIES

RAGLAN/VOISEY'S BAY Improved Capital Effectiveness Transportation Sharing of one ice-breaker vessel Logistics & freight savings Redirect Raglan feed to Voisey's Bay processing facility Northern administration and logistics Supplies and services Human resources The one mine concept will be applied to administration and support functions for our Northern operations... ....with more work to be done to recognize potential opportunities.

NOT STANDING STILL Current Activities Trial ore packages through Strathcona Concentrate transfers to the Falconbridge smelter Reverts and other materials tolled through the smelter Tailings transfers for backfill cost reductions Property access and corridor deals to reduce costs Mining of small ore blocks in adjacent lease holdings The Value These activities represent around $45m worth of value in each of the last two years. Not valued in synergy benefits as they represent normal cooperation on operating projects We have not been standing still as we have already delivered value in working together... ....while the one mine concept delivers unique access to value that is dynamic and bankable over the long term.

SUMMARY & WRAP-UP

PRODUCTION PROFILE Multiple opportunities identified Combined infrastructure in North Range (Inco, Falconbridge) Development of Blezard (Inco) deposit from Thayer Lindsley (Falconbridge) Accelerated Thompson, Sudbury production to utilize spare processing capacity from Falconbridge and Cu/Ni separation Nickel (MM lbs.) Copper (MM lbs.) PGMs (000s oz) 2007 2008 2009 2010 world 57 66 100 93 2007 2008 2009 2010 world 64 67 99 101 2007 2008 2009 2010 world 46 66 111 152

SUMMARY OF SYNERGIES (Pretax US$ M) NPV 2007 2008 2009 2010 2011 Feed Flow Optimization $ 1,300 $ 270 $ 170 $ 260 $ 180 $ 145 Maximizing Throughput $ 1,000 $ 50 $ 75 $ 160 $ 220 $ 170 Costs & Other $ 1,100 $ 105 $ 95 $ 100 $ 100 $ 100 SG&A $ 1,100 $ 110 $ 110 $ 110 $ 110 $ 110 Total Value $ 4,500 $ 525 $ 435 $ 620 $ 600 $ 520 Estimated annual synergies are calculated on a net basis and include capital requirement differences and operating cost changes. The above figures are estimates only and incorporate a number of assumptions. Estimated annual pre-tax synergies are valued based on Inco's internal short and long-term commodity price assumption used by Inco for management decision-making purposes ("Inco's Price Assumptions"), as at may 2006. Estimated average annual pre-tax run-rate synergies are approximately $550 million. Total net present value of estimated annual pre-atx synergies is calculated using a 7% discount rate. Capital (included in the cash flows above to achieve the $4.5 billion pretax NPV) $ 60 $ 90 $ 75 $ 75 $ 50

CAPTURING VALUE Value Proposition: Leveraging growth and improving returns from our superior resources, integrated operations and market positions Key Messages Large-scale, long-life and low-cost operations Strong growth profile underwritten by exceptional project pipeline Ground positions, exploration potential and strategic market presence positions us for future development and growth opportunities Delivering on Commitments: We understand the assets and the framework necessary to deliver value We are delivering improved reliability and consistency across all of our operations We will "hit the ground" with speed to deliver on the synergies

Inco-Falconbridge Synergies June 12, 2006